

December 24, 2014

Via E-mail
George Economou
Chief Executive Officer
Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2ⁿᵈ Floor, Office 202, CY 1075
Nicosia, Cyprus

  Re: **Ocean Rig UDW Inc.**
     Form 20-F for Fiscal Year Ended December 31, 2013
     Filed February 21, 2014
     File No. 001-35298

Dear Mr. Economou:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Related Party Transactions, page 73

1.   We note your disclosure in Forms 6-K filed on May 8, 2014, July 22, 2014 and October 21, 2014 concerning the payment of dividends, despite your statement in the Form 20-F filed March 4, 2014 that "we have not paid any dividends in the past and we are currently focused on the development of capital intensive projects in line with our growth strategy and this focus will limit any dividend payment in the medium term." In future filings, please include information in your related party transactions disclosure concerning the amount of dividends paid to your parent company DryShips Inc. Refer to Item 7.B of Form 20-F. Also, ensure that your filings contain appropriate disclosure concerning the $120 million loan to DryShips Inc. mentioned in your October 21, 2014 Form 6-K filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director